China Logistics Group, Inc.
23F. Gutai Beach Building No. 969
Zhongshan Road (South)
Shanghai, China 200011

telephone 86-21-63355100

May 21, 2013

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Attention:                      William H. Thompson, Accounting Branch Chief
Adam Phippen

Re:           China Logistics Group, Inc.  (the “Company”)
Form 8-K filed May 13, 2013
File No. 0-31497

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated May 15, 2013 on the above-captioned filing.  Following are the Company’s responses to such comments.  Contemporaneously, the Company has filed an amendment to the above-captioned report (the “Amended 8-K”) to provide the revised disclosure as hereinafter described.

Item 4.01 – Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Audit Report

1.
Please revise to provide a more detailed description of the facts underlying the restatements or explain why you believe your current disclosure adequately describes errors.  Refer to Item 4.02(a)(2) of Form 8-K.

Response:                      The Amended 8-K contains additional disclosure providing the requested more detailed description of the facts underlying the restatements.

2.
Please revise to disclose that your amended Annual Report on Form 10-K for the year ended December 31, 2011 will include restated consolidated statements of operations and comprehensive income (loss), restated consolidated statements of changes in stockholders’ equity (deficit), and restated consolidated statements of cash flows for the years ended December 31, 2010 and December 31, 2009 or tell us why these restated financial statements will not be included in the amendment.

Response:                      The Amended 8-K contains additional disclosure that the restated consolidated statements of operations and comprehensive income (loss), restated consolidated statements of changes in stockholders’ equity (deficit), and restated consolidated statements of cash flows for the years ended December 31, 2010 and December 31, 2009 will also be included in the amended 2011 10-K when filed.

We trust the foregoing and the Amended 8-K as filed adequately responds to the staff’s comments.  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wei Chen
Wei Chen
Chief Executive Officer and President